SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                                  GEHL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    368483103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 7, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 22 Pages)
--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 2 of 22 Pages
-------------------------------                       --------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              NEWCASTLE FOCUS FUND II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    154,000
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                154,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     154,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 3 of 22 Pages
-------------------------------                       --------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    94,200
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                94,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     94,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 4 of 22 Pages
-------------------------------                       --------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    94,200
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                154,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                94,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                154,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     248,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 5 of 22 Pages
-------------------------------                       --------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 CIC EQUITY PARTNERS, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    97,800
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                97,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     97,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 6 of 22 Pages
-------------------------------                       --------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      PAUL DEROBBIO
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    97,800
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                97,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     97,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 7 of 22 Pages
-------------------------------                       --------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    HAROLD C. SIMMONS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                154,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                154,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     154,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 8 of 22 Pages
-------------------------------                       --------------------------



         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.           Security and Issuer.

                  This statement relates to shares (the "Shares") of the common stock, par value $.10 per share ("Common Stock"), of Gehl Company, a Wisconsin corporation (the "Issuer"). The principal executive offices of the Issuer are located at 143 Water Street, West Bend, Wisconsin 53095.

Item 2.           Identity and Background.

                  (a) This Statement is filed by Newcastle Focus Fund II, L.P., a Texas limited partnership ("Newcastle Focus"), Newcastle Partners, L.P., a Texas limited partnership ("Newcastle Partners"), CIC Equity Partners, Ltd., a Texas limited partnership ("CIC"), Mark E. Schwarz, Paul DeRobbio and Harold C. Simmons. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons".

                  The general partner of Newcastle Focus is Newcastle Capital Management, L.P., a Texas limited partnership ("Partners LP"). The general partner of Partners LP is Newcastle Capital Group, L.L.C., a Texas limited liability company ("Partners LLC"). The sole manager and member of Partners LLC is Mark E. Schwarz.

                  Newcastle Partners is a Texas limited partnership. Mark E. Schwarz is the sole general partner of Newcastle Partners.

                  CIC is a Texas limited partnership. SLP Consultants, Inc. ("SLP") is the sole general partner of CIC. Paul DeRobbio is the President of SLP.

                  By virtue of his positions with Newcastle Partners and Newcastle Focus, Mr. Schwarz has the power to vote and dispose of the Issuer's Shares owned by Newcastle Partners and Newcastle Focus. Harold C. Simmons may be deemed a beneficial owner of the Issuer's Shares held by Newcastle Focus because a trust for which Mr. Simmons serves as sole trustee, with sole voting and dispositive power over its investment in Newcastle Focus, currently is the sole limited partner of Newcastle Focus. So long as such trust is the sole limited partner of Newcastle Focus, the sole limited partner can cause the termination of the limited partnership on thirty days' written notice. In the event of a dissolution or distribution by Newcastle Focus, with its current ownership structure, substantially all of such Shares could become assets of the trust. By virtue of this ownership structure and Mr. Schwarz's position with Newcastle Focus, Messrs. Schwarz and

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 9 of 22 Pages
-------------------------------                       --------------------------



Simmons may be deemed to share the power to vote and direct the disposition of the Shares held of record by Newcastle Focus. Mr. Simmons disclaims beneficial ownership with regard to such Shares. By virtue of his position with CIC, Mr. DeRobbio has the power to vote and dispose of the Issuer's Shares owned by CIC. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b)  The  principal   business  address  of  Newcastle  Focus,
Newcastle Partners and Mark E. Schwarz is 4514 Cole Avenue, Suite 600, Dallas, Texas 75205.

                  The principal business address of CIC and Paul DeRobbio is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

                  The principal business address of Harold C. Simmons is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

                  (c) The principal business of Newcastle Focus, Newcastle Partners and Mark E. Schwarz is the purchase, sale, exchange, acquisition and holding of investment securities.

                  The principal business of CIC and Paul DeRobbio is investments in private and public companies.

                  Harold C. Simmons is a private investor and the Chairman of the Board and Chief Executive Officer of Contran Corporation, a privately-held diversified holding company, and Valhi, Inc., a publicly-held diversified holding company that is a subsidiary of Contran Corporation.

                  (d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the persons referred to in this Item 2 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Schwarz, DeRobbio and Simmons are citizens of the United States of America.

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 10 of 22 Pages
-------------------------------                       --------------------------



Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 154,000 Shares of Common Stock owned by Newcastle Focus that were received as a capital contribution from a trust of which Harold C. Simmons is the sole trustee, which trust is currently the sole limited partner of Newcastle Focus, is approximately $2,003,013, including commissions.

                  The aggregate purchase price of the 94,200 Shares of Common Stock owned by Newcastle Partners is approximately $1,107,237, including commissions. The Shares of Common Stock owned by Newcastle Partners were acquired with partnership funds.

                  The aggregate purchase price of the 97,800 Shares of Common Stock owned by CIC is approximately $1,563,057, including commissions. Of the 97,800 Shares of Common Stock owned by CIC, 25,000 Shares were received as a capital contribution from one of the limited partners of CIC. The balance of the Shares owned by CIC were acquired with partnership funds.

Item 4.           Purpose of Transaction.

                  The Reporting Persons make investments in undervalued companies. In the ordinary course of their activities, the Reporting Persons analyze the operations, capital structure and market for products and services of the companies in whose securities they invest (including those of the Issuer) on a continuous basis. In the course of engaging in these activities, the Reporting Persons may participate in interviews or hold discussions with third parties, including other holders of securities of subject companies, or with management of subject companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing stockholder value. Such suggestions or positions may relate to one or more of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                  In respect of the Issuer,  all of the Shares  reported in this
Schedule 13D are held by the Reporting Persons based on each Reporting Person's belief that the Shares represented an attractive investment opportunity. The Reporting Persons are, however, disappointed with the performance of the Issuer's Common Stock. The Reporting Persons believe that the equity markets do not fully appreciate the intrinsic value of the Issuer's Common Stock. The Reporting Persons' beliefs are evidenced by the current trading levels of the Common Stock, which represent a low multiple to earnings and a steep discount to the Issuer's July 1, 2000 $18.82 book value per share. The Reporting Persons further believe that

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 11 of 22 Pages
-------------------------------                       --------------------------



factors related to the Issuer's size, competitive position, trading liquidity and general conditions in the equity markets make it likely that the Issuer's Common Stock will continue to be undervalued for the foreseeable future. On November 7, 2000, the Reporting Persons entered into a Joint Filing Agreement. A copy of the Joint Filing Agreement is filed as an exhibit to the Schedule 13D and incorporated herein by reference.

                  Beginning in June 2000, CIC along with an unaffiliated entity contacted the Issuer in writing regarding an interest in pursuing a negotiated transaction with the Issuer. Thereafter, on August 31, 2000, CIC along with the unaffiliated entity submitted a written proposal to acquire the Issuer, subject to financing, completion of due diligence and negotiation of a definitive agreement. The proposal contemplated that upon completion of due diligence a definitive offer could be made to acquire the Issuer at a substantial premium to the then-current market price. On September 6, 2000, the Issuer advised CIC that the Issuer was not interested in pursuing this proposal.

                  The Reporting Persons hope that management will reconsider its decision not to engage in discussions regarding a negotiated transaction. Depending on management's response, the Reporting Persons intend to review their alternatives and, subject to market and general economic conditions, the business affairs and financial condition of the Issuer, the availability of Shares at favorable prices, alternative investment opportunities available to them, the availability of financing on suitable terms and other factors deemed relevant by them, may acquire additional Shares in the open market, in privately negotiated transactions or through a tender offer, seek to obtain representation on, or control of, the Issuer's Board of Directors, or seek to amend the Issuer's certificate of incorporation or by-laws to eliminate certain provisions that the Reporting Persons believe were designed to benefit management and the existing Board of Directors of the Issuer (the provisions that the Reporting Persons may seek to eliminate have not yet been identified). Alternatively, the Reporting Persons reserve the right to dispose of some or all of their Shares in the open market, in privately negotiated transactions or otherwise, depending upon the course of action that the Issuer pursues, market conditions and other factors.

                  Although the foregoing represents the range of activities currently contemplated by the Reporting Persons with respect to the Shares, the possible activities of the Reporting Persons are subject to change at any time.

                  None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D except

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 12 of 22 Pages
-------------------------------                       --------------------------


as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.           Interest in Securities of the Issuer.

                  (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 5,480,671 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended July 1, 2000 and filed with the Securities and Exchange Commission on August 14, 2000.

                  As of the close of business  on  November  7, 2000,  Newcastle
Focus beneficially owned 154,000 Shares of Common Stock, constituting approximately 2.8% of the Shares outstanding. Newcastle Partners beneficially owned 94,200 Shares of Common Stock, constituting approximately 1.7% of the Shares outstanding. Mr. Schwarz may be deemed to beneficially own 248,200 Shares, representing approximately 4.5% of the Shares outstanding. Mr. Schwarz has sole voting and dispositive power with respect to the 94,200 Shares owned by Newcastle Partners by virtue of his position with Newcastle Partners. Harold C. Simmons may be deemed a beneficial owner of the 154,000 Shares of Common Stock held by Newcastle Focus because a trust for which Mr. Simmons serves as sole trustee, with sole voting and dispositive power over its investment in Newcastle Focus, currently is the sole limited partner of Newcastle Focus. So long as such trust is the sole limited partner of Newcastle Focus, the sole limited partner can cause the termination of the limited partnership on thirty days' written notice. In the event of a dissolution or distribution by Newcastle Focus, with its current ownership structure, substantially all of such Shares could become assets of the trust. By virtue of this ownership structure and Mr. Schwarz's position with Newcastle Focus, Mr. Schwarz and Mr. Simmons may be deemed to share the power to vote and direct the disposition of the Shares held of record by Newcastle Focus. Mr. Simmons disclaims beneficial ownership with regard to such Shares.

                  As of the close of business on November 7, 2000, CIC beneficially owned 97,800 Shares of Common Stock, constituting approximately 1.8% of the Shares outstanding. Mr. DeRobbio may be deemed to beneficially own 97,800 Shares, representing approximately 1.8% of the Shares outstanding. Mr. DeRobbio has sole voting and dispositive power with respect to the 97,800 Shares owned by CIC by virtue of his position with CIC. All of such Shares were acquired in open-market transactions, except for the 25,000 Shares contributed to CIC by one of its limited partners.

                  (c) Schedule A attached hereto and incorporated herein by reference lists all transactions in the Issuer's Common Stock

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 13 of 22 Pages
-------------------------------                       --------------------------


during the past sixty days by the Reporting Persons. Other than as set forth in Schedule A, all such transactions were open market transactions.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  As of the date hereof, the Reporting Persons entered into a Joint Filing Agreement, reflecting their agreement to form a group to, among other things, enter into a negotiated transaction to acquire the outstanding capital equity of the Issuer, or consider other matters for approval by the Issuer's stockholders in order to maximize stockholder value. A copy of the Joint Filing Agreement is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

                  1.       Joint Filing Agreement.

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 14 of 22 Pages
-------------------------------                       --------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2000             NEWCASTLE FOCUS FUND II, L.P.

                                       By:  NEWCASTLE CAPITAL
                                            MANAGEMENT, L.P.

                                       By:  NEWCASTLE CAPITAL GROUP,
                                            L.L.C.,
                                            its General Partner

                                       By:  /s/ Mark E. Schwarz
                                            ----------------------
                                            Name: Mark E. Schwarz
                                            Title: Managing Member

                                    NEWCASTLE PARTNERS, L.P.

                                       By:  /s/ Mark E. Schwarz
                                            ----------------------
                                            Name: Mark E. Schwarz
                                            Title: General Partner

                                    /s/ Mark E. Schwarz
                                    -----------------------------------
                                    MARK E. SCHWARZ

                                    CIC EQUITY PARTNERS, LTD.

                                       By:  SLP Consultants, Inc.,
                                            its General Partner

                                       By:  /s/ Paul DeRobbio
                                            ---------------------------
                                            Name: Paul DeRobbio
                                            Title: President

                                    /s/ Paul DeRobbio
                                    -----------------------------------
                                    PAUL DEROBBIO

                                    /s/ Harold C. Simmons
                                    -----------------------------------
                                    HAROLD C. SIMMONS

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 15 of 22 Pages
-------------------------------                       --------------------------



                                   SCHEDULE A


              Transactions in the Shares During the Past Sixty Days

 Shares of Common Stock                Price Per                Date of
       Purchased                         Share                  Purchase
       ---------                         -----                  --------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------

         1,600                           $14.363               09/11/00
         2,000                           $14.363               09/13/00
         3,400                           $14.363               09/14/00
         1,000                           $11.050               09/26/00
         2,600                           $11.048               09/28/00
         5,000                           $11.500               09/29/00
         1,600                           $11.241               09/29/00
        17,500                           $11.572               10/02/00
        10,000                           $11.292               10/03/00
         5,000                           $10.003               10/05/00
         6,500                            $9.053               10/10/00
         2,000                           $10.028               10/12/00
           900                           $10.425               10/18/00
           500                           $10.425               10/19/00
         5,000                            $9.363               10/27/00
         1,500                           $10.300               11/01/00
         2,400                           $10.503               11/03/00
         5,000                           $10.854               11/06/00

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 16 of 22 Pages
-------------------------------                       --------------------------

 Shares of Common Stock                Price Per                Date of
       Purchased                         Share                  Purchase
       ---------                         -----                  --------

                         NEWCASTLE FOCUS FUND II, L.P.(2)
                          -----------------------------

         25,000                          $14.563               09/11/00
          1,500                          $14.375               09/13/00
          3,000                          $14.500               09/13/00
         10,000                          $14.563               09/13/00
          3,500                          $14.375               09/14/00
          2,000                          $14.438               09/14/00
         30,000                          $11.125               09/15/00
          2,000                           $9.750               09/18/00
         10,000                          $10.000               09/18/00
          5,000                          $10.188               09/18/00
          5,000                          $10.250               09/18/00
         10,000                          $10.500               09/18/00

--------
     2 The 154,000 Shares owned by Newcastle Focus were received from a trust of which Harold C. Simmons serves as sole trustee and which currently is the sole limited partner of Newcastle
                  Focus, as such trust's capital contribution to Newcastle Focus, within the last sixty days.

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 17 of 22 Pages
-------------------------------                       --------------------------



                           CIC EQUITY PARTNERS, LTD.(3)
                            -------------------------

                                     25,000



                                MARK E. SCHWARZ(4)
                                 ---------------

                                      NONE



                               HAROLD C. SIMMONS(5)
                                -----------------

                                      NONE



                                 PAUL DEROBBIO(6)
                                  -------------

                                      NONE

--------
     3 The 25,000 Shares were received as a capital contribution from one of the limited partners of CIC, within the last sixty days.

     4 By virtue of his positions with Newcastle Focus and Newcastle Partners, Mr. Schwarz has the power to vote and dispose of the Issuer's Shares owned by Newcastle Focus and Newcastle Partners. Accordingly, Mr. Schwarz may be deemed to be the beneficial owner of the Shares of the Issuer owned by Newcastle Focus and Newcastle Partners.

     5 By virtue of the ownership structure of Newcastle Focus and Mr. Simmons' position as the trustee of a trust that is the sole limited partner of Newcastle Focus, Mr. Simmons may be deemed the beneficial owner of the Issuer's Shares that Newcastle Focus holds directly. Mr. Simmons disclaims beneficial ownership of such Shares.

     6 By virtue of his position with CIC, Mr. DeRobbio has the power to vote and dispose of the Issuer's Shares owned by CIC. Accordingly, Mr. DeRobbio may be deemed to be the beneficial owner of the Shares of the Issuer owned by CIC.

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 18 of 22 Pages
-------------------------------                       --------------------------


                                  EXHIBIT INDEX



Exhibit                                                                    Page
-------                                                                    ----
1.   Joint Filing Agreement                                                19-22

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 19 of 22 Pages
-------------------------------                       --------------------------



                             JOINT FILING AGREEMENT


                  WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Gehl Company, a Wisconsin corporation ("Gehl");

                  WHEREAS, Newcastle Focus Fund II, L.P., a Texas limited partnership ("Newcastle Focus"), Newcastle Partners, L.P., a Texas limited partnership ("Newcastle Partners"), CIC Equity Partners, Ltd., a Texas limited partnership ("CIC"), Mark E. Schwarz, Paul DeRobbio and Harold C. Simmons wish to form a group (the "Group") with regard to their investment in Gehl.

                  NOW, IT IS AGREED, this 7th day of November, 2000 by the parties hereto:

                  1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of Gehl.

                  2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig & Wolosky LLP ("Olshan") of (i) any of their purchases or sales of the Common Stock of Gehl; or (ii) any shares over which

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 20 of 22 Pages
-------------------------------                       --------------------------


they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

                  3. Each of Newcastle Focus, Newcastle Partners and CIC hereby agrees to bear its pro-rata portion of expenses incurred in connection with the Group's activities based on the number of Shares beneficially owned by such parties as reported on Schedule 13D and all amendments thereto with respect to Gehl. Notwithstanding the foregoing, neither Newcastle Focus, Newcastle Partners nor CIC shall be required to reimburse any party for (i) out-of-pocket expenses incurred by a party in the aggregate in excess of $250 without such parties' prior written approval; (ii) the value of the time of any party; (iii) legal fees incurred without Newcastle Focus', Newcastle Partners' and CIC's prior written approval; or (iv) the costs of any counsel, other than Olshan, employed in connection with any pending or threatened litigation without Newcastle Focus', Newcastle Partners' and CIC's prior written consent.

                  4. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 21 of 22 Pages
-------------------------------                       --------------------------




party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell shares of Gehl, as it deems appropriate, in its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

                  5. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

                  6. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of Texas.

                  7. Any party hereto may terminate his obligations under this agreement at any time on 24 hours' written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan, Fax No. 212 755-1467.

                  8. Each party acknowledges that Olshan shall act as counsel for both the Group and Newcastle Partners.

-------------------------------                       --------------------------
CUSIP No. 368483103                      13D            Page 22 of 22 Pages
-------------------------------                       --------------------------



                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                    NEWCASTLE FOCUS FUND II, L.P.

                                       By:  NEWCASTLE CAPITAL
                                            MANAGEMENT, L.P.

                                       By:  NEWCASTLE CAPITAL GROUP,
                                            L.L.C.,
                                            its General Partner

                                       By:  /s/ Mark E. Schwarz
                                            ----------------------
                                            Name: Mark E. Schwarz
                                            Title: Managing Member

                                    NEWCASTLE PARTNERS, L.P.

                                       By:  /s/ Mark E. Schwarz
                                            ----------------------
                                            Name: Mark E. Schwarz
                                            Title: General Partner

                                    /s/ Mark E. Schwarz
                                    -----------------------------------
                                    MARK E. SCHWARZ

                                    CIC EQUITY PARTNERS, LTD.

                                       By:  SLP Consultants, Inc.,
                                            its General Partner

                                       By:  /s/ Paul DeRobbio
                                            ---------------------------
                                            Name: Paul DeRobbio
                                            Title: President

                                    /s/ Paul DeRobbio
                                    -----------------------------------
                                    PAUL DEROBBIO

                                    /s/ Harold C. Simmons
                                    -----------------------------------
                                    HAROLD C. SIMMONS